WAL*MART
México

FILE N°
82-4609

RECEIVED
2007 NOV 15 A 4:32

07028018

November 13, 2007

SUPPL

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports October 2007 sales.
- Report on share repurchase for October 2007.

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL-MART DE MEXICO REPORTS OCTOBER 2007 SALES

FILE N° 82-4609

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, November 8, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of October 2007, sales were **$17,829 million pesos**. This figure represents a **8.9%** increase over sales reported the same month last year, and a **5.0%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **2.5%** in nominal terms and a decrease of **1.2%** in real terms compared to the same month of 2006.

Real Sales Growth	October		January – October	
	2007	2006	2007	2006
Total Units (%)	**5.0**	13.9	**9.5**	15.5
Comparable Units (%)	**-1.2**	3.3	**2.0**	5.1

Considering the **four-week period** from **October 6 to November 2, 2007** that compares with the four-week period ending November 3, 2006 as well as the **forty four-week period** from **December 30, 2006 to November 2, 2007** and that compares with the forty four-week period that ended November 3, 2006 sales growth was as follows:

Real Sales Growth	4 weeks		44 weeks	
	2007	2006	2007	2006
Total Units (%)	**8.0**	15.1	**9.7**	15.8
Comparable Units (%)	**1.6**	4.6	**2.3**	5.4

Comment on monthly sales:

Costumer count in comparable stores registered a 3.3% increase during the month of October, while average ticket decreased 4.5% in real terms compared to the same month of 2006.
Comparable store sales for our self-service formats, maintain a stronger growth dynamic than the average for the Company.

Openings during the month of October:

- **Six Bodegas Aurrera:** in the cities of Saltillo, Coahuila; Playa del Carmen, Quintana Roo; Agua Prieta, Sonora; Hunucma, Yucatan; Jocotepec, Jalisco; and Altotonga, Veracruz.
- **Three Supercenters:** in the cities of Coatzacoalcos, Veracruz; Mexico City; and Manzanillo, Colima.
- **Two Suburbias:** in the City of Mexico.
- **Five restaurants:** in the cities of Tijuana, Baja California Norte; Manzanillo, Colima; Playa del Carmen, Quintana Roo; Tuxtla Gutierrez, Chiapas; Acapulco, Guerrero.



Additionally, during November we have opened:

- **Two Suburbias:** in the cities of Monterrey, Nuevo León and Mexico City.
- **One Restaurant:** in the city of Villahermosa, Tabasco.

Wal-Mart de Mexico Bank:

On November 7, 2007 Banco Wal-Mart initiated operations; we have opened 4 branches: one at the Corporate Offices and three more at Wal-Mart Supercenter stores in Toluca, State of Mexico.

Corporate Social Responsibility:

During October 3,526 Associates participated in 58 activities giving 350,449 volunteer men-hours to their communities.

Also, Wal-Mart de Mexico Foundation jointly with the Mexican Red Cross, gave 7,600 food packages to support the communities affected by "Hurricane Lorenzo" and the floods in Tabasco, this state also received 1,411 pounds of apparel donated by Suburbia. We also installed 500 collection centers in our units to take food and personal articles to the state.

Wal-Mart de México Foundation was recognized by the Fondo para la Paz I.A.P., acknowledging the "Integral Program for Prevention and Control of malnutrition at indigenous communities"

On November 6th Juan Rafael Elvira Quesada, head of the Environment and Natural Resources Secretariat, recognized Wal-Mart de Mexico for it's participation in the Voluntary Program Accounting and Reporting of Greenhouse Gas, being the first and only Company of the retail sector that delivered a report of Greenhouse Gas in its operation.

Repurchase of Shares:

During the year we have invested **$5,411** million pesos, equivalent to **$495** million dollars in the repurchase of **127,755,000** Company shares.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **983** units, broken down as follows:

296	Bodegas Aurrera
80	Sam's Clubs
130	Wal-Mart Supercenters
63	Superamas
76	Suburbias
338	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 31, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	122,455,000	8,489,885,186
31/10/2007	03296	BUY	350,000	43.586071	15,255,125	ACCIV	STOCK		122,805,000	8,489,535,186
								As of current report	122,805,000	8,489,535,186

Shareholders' equity amount	0
Capital stock amount	15,255,125

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,306,506,061	3,291,250,936

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 30, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	122,225,000	8,490,115,186
30/10/2007	03295	BUY	230,000	44.077022	10,137,715	ACCIV	STOCK		122,455,000	8,489,885,186
								As of current report	122,455,000	8,489,885,186

Shareholders' equity amount	0
Capital stock amount	10,137,715

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,316,643,776	3,306,506,061

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 26, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	121,875,000	8,490,465,186
26/10/2007	03294	BUY	350,000	44.816866	15,685,903	ACCIV	STOCK		122,225,000	8,490,115,186
								As of current report	122,225,000	8,490,115,186

Shareholders' equity amount	0
Capital stock amount	15,685,903

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,332,329,679	3,316,643,776

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 25, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	121,625,000	8,490,715,186
25/10/2007	03293	BUY	250,000	45.436060	11,359,015	ACCIV	STOCK		121,875,000	8,490,465,186
								As of current report	121,875,000	8,490,465,186

Shareholders' equity amount	0
Capital stock amount	11,359,015

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,343,688,694	3,332,329,679

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 24, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	121,375,000	8,490,965,186
24/10/2007	03292	BUY	250,000	45.370920	11,342,730	ACCIV	STOCK		121,625,000	8,490,715,186
								As of current report	121,625,000	8,490,715,186

Shareholders' equity amount	0
Capital stock amount	11,342,730

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,355,031,424	3,343,688,694

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 23, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	121,125,000	8,491,215,186
23/10/2007	03291	BUY	250,000	46.109184	11,527,296	ACCIV	STOCK		121,375,000	8,490,965,186
								As of current report	121,375,000	8,490,965,186

Shareholders' equity amount	0
Capital stock amount	11,527,296

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,366,558,720	3,355,031,424

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 19, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	121,005,000	8,491,335,186
19/10/2007	03290	BUY	120,000	46.663750	5,599,650	ACCIV	STOCK		121,125,000	8,491,215,186
								As of current report	121,125,000	8,491,215,186

Shareholders' equity amount	0
Capital stock amount	5,599,650

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,372,158,370	3,366,558,720

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 18, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	120,885,000	8,491,455,186
18/10/2007	03289	BUY	120,000	46.533300	5,583,996	ACCIV	STOCK		121,005,000	8,491,335,186
								As of current report	121,005,000	8,491,335,186

Shareholders' equity amount	0
Capital stock amount	5,583,996

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,377,742,366	3,372,158,370

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 17, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	120,635,000	8,491,705,186
17/10/2007	03288	BUY	250,000	46.375388	11,593,847	ACCIV	STOCK		120,885,000	8,491,455,186
								As of current report	120,885,000	8,491,455,186

Shareholders' equity amount	0
Capital stock amount	11,593,847

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,389,336,213	3,377,742,366

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 16, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction($)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	120,505,000	8,491,835,186
16/10/2007	03287	BUY	130,000	45.600323	5,928,042	ACCIV	STOCK		120,635,000	8,491,705,186
								As of current report	120,635,000	8,491,705,186

Shareholders' equity amount	0
Capital stock amount	5,928,042

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,395,264,255	3,389,336,213

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 12, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	120,355,000	8,491,985,186
12/10/2007	03286	BUY	150,000	45.721660	6,858,249	ACCIV	STOCK		120,505,000	8,491,835,186
								As of current report	120,505,000	8,491,835,186

Shareholders' equity amount	0
Capital stock amount	6,858,249

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,402,122,504	3,395,264,255

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 11, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	120,205,000	8,492,135,186
11/10/2007	03285	BUY	150,000	46.306133	6,945,920	ACCIV	STOCK		120,355,000	8,491,985,186
								As of current report	120,355,000	8,491,985,186

Shareholders' equity amount	0
Capital stock amount	6,945,920

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,409,068,424	3,402,122,504

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 10, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	120,085,000	8,492,255,186
10/10/2007	03284	BUY	120,000	46.317033	5,558,044	ACCIV	STOCK		120,205,000	8,492,135,186
								As of current report	120,205,000	8,492,135,186

Shareholders' equity amount	0
Capital stock amount	5,558,044

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,414,626,468	3,409,068,424

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 05, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	119,965,000	8,492,375,186
05/10/2007	03283	BUY	120,000	43.745900	5,249,508	ACCIV	STOCK		120,085,000	8,492,255,186
								As of current report	120,085,000	8,492,255,186

Shareholders' equity amount	0
Capital stock amount	5,249,508

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,419,875,976	3,414,626,468

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 04, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	119,725,000	8,492,615,186
04/10/2007	03282	BUY	240,000	43.184383	10,364,252	ACCIV	STOCK		119,965,000	8,492,375,186
								As of current report	119,965,000	8,492,375,186

Shareholders' equity amount	0
Capital stock amount	10,364,252

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,430,240,228	3,419,875,976

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 02, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	119,185,000	8,493,155,186
02/10/2007	03280	BUY	300,000	41.739193	12,521,758	ACCIV	STOCK		119,485,000	8,492,855,186
								As of current report	119,485,000	8,492,855,186

Shareholders' equity amount	0
Capital stock amount	12,521,758

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,453,040,292	3,440,518,534

Issuer's Comments

END